Exhibit 99.1

Skillful Craftsman Education Announces Strategic Website Domain Migration

Shenzhen, China, July 15, 2025 (GLOBE NEWSWIRE) — Skillful Craftsman Education Technology Limited (“Skillful Craftsman” or the “Company”) (NASDAQ: EDTK), a company specializing in educational technology innovation, artificial intelligence skills training, and the digital transformation of educational institutions, today announced the change and migration of its domain from www.kingwayedu.cn to www.edtk.ai. This change aligns with the Company’s strategic pivot from online training towards educational technology innovation and artificial intelligence training, reinforcing its commitment to becoming an AI technology provider in the education industry.

Mr. Fu Bin, Chief Executive Officer, commented, “The change to our new ‘.ai’ domain isn’t just about an online address — it is our declaration of intent. This revision aligns with our gradual launch of communication skills learning products based on AI vertical models, marking our move into the field of AI-enabled smart education services.”

About Skillful Craftsman Education Technology Limited

Skillful Craftsman Education Technology Limited (“Skillful Craftsman” or the “Company”) is focused on advancing technological innovation in education through the digital transformation of educational institutions. The Company’s intelligent learning platforms and teaching management systems help educational organizations achieve more effective teaching, enhanced student outcomes and stronger connections in education communities. The Company is committed to promoting learning innovation through the integration of artificial intelligence and digital technology, and creating efficient, intelligent and sustainable education solutions. For more information, please visit the Company’s website at www.edtk.ai.

Safe Harbor Statement

This report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements represent the beliefs, projections, and predictions of the Company about future events. All statements other than statements of historical fact are forward-looking statements. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These statements are based on information available at the time they are made and reflect the management’s beliefs as of that time. However, they are subject to known and unknown risks, uncertainties, and other important factors that could cause actual results, performance, or achievements to differ materially from any future results, performance, or achievements described in or implied by such statements. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times by which, or whether, our performance or results may be achieved. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

For investor and media inquiries, please contact:

Skillful Craftsman Education Technology Limited

Investor Relations Department

Mello Bai, Corporate Secretary

Email: mello.bai@edtk.ai